Exhibit 4.7

2004 STANDBY REVOLVING CREDIT AGREEMENT

BETWEEN:

Euro Disney S.C.A., a société en commandite par actions organized under the laws of France, having its registered office at Immeubles Administratifs, Route Nationale 34, Chessy, Seine-et-Marne, with a capital of € 10,826,802.92, registered with the Registry of Commerce and Companies of Meaux under number 334 173 887

(hereinafter, “EDL”)

AND:

The Walt Disney Company, a corporation organized under the laws of Delaware, having its principal office at 500 South Buena Vista, Burbank, California 91521, USA

(hereinafter, “TWDC”)

WHEREAS

Pursuant to Article 4 of the “Memorandum of Agreement dated June 8, 2004” entered into by, inter alia, EDL, TWDC and various lenders to EDL, as amended and unanimously approved by the lenders on September 28, 2004 (the “Memorandum”), TWDC has undertaken to make or cause to be made available to EDL for a period of ten years a new standby revolving credit facility having an original maximum principal amount of € 150 million, bearing interest at EURIBOR (the “Facility”).

This Agreement sets forth the final and binding terms and conditions of the Facility.

NOW, THEREFORE, IT IS AGREED AS FOLLOWS:

Article 1

Definitions

For the purpose of this Agreement, the following terms shall have the meanings given below:

Terms	Meanings

“Available Unused Amount”	The principal amount of the Total Commitment less the sum of the aggregate principal amount of Drawdowns outstanding under this Agreement.

“Bank Debt”

The amounts owed in respect of (a) the Agreement Relating to Drawings of Prêts Ordinaires dated May 17, 1989 between Euro Disney SCA and Euro Disneyland SNC, as borrowers and Caisse des Dépôts et Consignations, as lender; (b) the Multi-Currency Loan and Letter of Credit Facilities Agreement dated September 5, 1989 between Euro Disney SCA and Euro Disneyland SNC, as borrowers, and BNP Paribas, as agent; (c) the Agreement for Partners Advances dated April 26, 1989 between Euro Disneyland SNC, as borrower and Calyon, as agent; (d) the Credit Facility Agreement dated March 25, 1991 between EDL Hotels SCA and the Hotel SNCs, as borrowers, and Calyon, as agent; (e) the Advances Agreement dated March 25, 1991 between the Hotels SNCs, as borrowers, EDL Hotels SCA, as guarantor and Calyon, as agent; (f) the Agreements relating to Prêts  Participatifs dated May 17, 1989 between Euro Disney SCA and Euro Disneyland SNC, as borrowers and Caisse des Dépôts et Consignations, as lender; and (g) the Loan Agreements - tranches A, B, C and D – dated September 30, 1999 between EDL, as borrower and Caisse des Dépôts et Consignations, as lender, as such Agreements may be amended pursuant to the Memorandum.

“Business Day”	A day (other than a Saturday or Sunday) on which banks are open for general business in London, New York and Paris and which is a day on which “Target” is open for the settlement of payments in Euro.

“Drawdown”	A borrowing at EDL’s option, in accordance with the provisions hereof, of all or part of the Total Commitment for a period of 1, 3 or 6 months.

“Drawdown Date”	The date on which a Drawdown is made or renewed.

“Early Termination Date”	The date defined as such in Paragraph 8.2.

“EDL”	The corporation defined as such in the identification of the parties to this Agreement.

“Effective Date”	October 1, 2004

“EURIBOR”	The percentage rate per annum for the relevant period, displayed on the page EURIBOR of the Reuters screen.

“Euro Disney Associés”

Euro Disney Associés, a société en commandite par actions organized under the laws of France, with its principal office at Immeubles Administratifs, Route Nationale 34, Chessy, Seine-et-Marne, registered with the Registry of Commerce of Meaux under number 397 471 822.

“Euro Disneyland SNC”

Euro Disneyland SNC, a société en nom collectif organized under the laws of France, with its principal office at Immeubles Administratifs, Route Nationale 34, Chessy, Seine-et-Marne, registered with the Registry of Commerce of Meaux under number 350 141 818.

“Facility”	The Facility, as defined in the introduction hereto.

“Final Repayment Date”	September 30, 2014.

“Hotel SNCs”

Hotel New York Associés SNC, Newport Bay Club Associés SNC, Sequoia Lodge Associés SNC, Cheyenne Hotel Associés SNC, Hotel Santa Fe Associés SNC and Centre de Divertissements Associés SNC, each a société en nom collectif organized under the laws of France with its principal office at Immeubles Administratifs, Route Nationale 34, Chessy, Seine-et-Marne, registered with the Registry of Commerce of Meaux.

“Interest Payment Date”	The last day of an Interest Period.

“Interest Period”

Any period of 1, 3 or 6 months, starting on a Drawdown Date and ending on an Interest Payment Date, determined pursuant to the terms hereof. The term “month” shall mean the lapse of time beginning on a given day of a calendar month and ending on the same day of the following month, it being understood that the last day of an Interest Period will be determined in accordance with the practices of the Euro interbank market and will be excluded from the calculation of interest in such manner that if a new Drawdown begins on the last day of the preceding Drawdown, there will be neither a double charge of interest nor a loss of a day’s use of funds.

“Interest Rate”	The rate of interest determined pursuant to Article 3.

“Loan”	The aggregate Euro principal amount of all or part of the Total Commitment borrowed at any given time by EDL.

“Memorandum”	The Memorandum as defined in the introduction hereto.

“Original Amount”	The amount which is specified by EDL pursuant to Paragraph 2.3.1, as modified from time to time pursuant to Paragraph 2.4.1, as the case may be.

“Partnership Structure”	The Partnership Structure defined as such in the Memorandum and referred to in Article 3.4 thereof.

“Payment Date”	An Interest Payment Date or the Final Repayment Date.

“Preferential Bank Debt”	The amounts owed in respect of the loans mentioned in the definition of “Bank Debt”, other than the loans referred to in clauses (c) and (g) of such definition.

“Reference Banks”	BNP Paribas, Calyon and HSBC CCF.

“Subordinated Portion of Drawdowns”	The portion of Drawdowns so defined in Paragraph 8.2.

“Tax Treaty”	The Tax Treaty so defined in Paragraph 5.5.

“Total Commitment”	A maximum aggregate principal amount of € 150,000,000 from the Effective Date through September 30, 2009 and of € 100,000,000 from October 1, 2009 through the Final Repayment Date.

“TWDC”	The corporation defined as such in the identification of the parties to this Agreement.

Article 2

Terms of Utilization

2.1              This Facility is a Euro standby revolving credit facility under which TWDC agrees, until the Final Repayment Date, to make advances in Euros from time to time to EDL in the form of Drawdowns without requiring any guarantee or security, on the terms and subject to the conditions set forth herein; provided, however that the aggregate principal amount of the Drawdowns shall at no time exceed the applicable Total Commitment.

2.2              Subject to the terms and conditions of this Agreement, one or more Drawdowns may be effected on any Business Day by EDL, at its option.

2.3              A Drawdown shall be requested by EDL on the terms and with the effect provided below:

2.3.1          No new Drawdown shall be made unless (i) there exists no event of default as defined in Article 7 hereof and (ii) TWDC has received, no less than 5 Business Days and no more than 30 days prior to the date of such Drawdown, a written notice from EDL specifying the Drawdown Date, Interest Period, Interest Payment Date and Original Amount of such Drawdown.  In addition, notwithstanding the foregoing, no new Drawdown shall be made in the event (i) EDL applies for the institution of redressement judiciaire (bankruptcy) proceedings or (ii) on the initiative of a creditor or following an application by the Procureur de la République, a court becomes seized of such proceedings with respect to EDL and within the next 15 Business Days such application is not withdrawn or a decision that no redressement judiciaire is required is not made by the court having jurisdiction.

2.3.2          The giving of the notice shall irrevocably bind EDL to make the Drawdown on the Drawdown Date and in accordance with the other terms specified in such notice, and TWDC shall advance to EDL on such Drawdown Date the amount of such Drawdown.

2.3.3          The Original Amount of each Drawdown shall be an integral multiple of € 5,000,000 provided, however, that if the Available Unused Amount shall be less than € 5,000,000, or shall not be a multiple of € 5,000,000, then a Drawdown may be made in the amount of the Available Unused Amount.

2.4              A Drawdown may be renewed by EDL as provided below:

2.4.1          At the end of each Interest Period, EDL may renew all or part of the corresponding Drawdown, subject to (i) there existing no event of default as defined in Article 7 hereof, and (ii) EDL having given no less than 5 Business Days’ and no more than 30 days’ prior written notice of the renewal to TWDC.  Subject to the provisions of Paragraph 2.4.2 below, EDL shall repay any part of any Drawdown not so renewed and the Original Amount of such Drawdown shall be modified accordingly.

2.4.2          In the absence of the renewal notice referred to in the previous Paragraph, the relevant Drawdown shall be renewed for an Interest Period of three months and an unchanged Original Amount.

2.4.3          If EDL elects to repay all or part of a Drawdown, such repayment shall be made at the end of the applicable Interest Period or at any earlier time as EDL may desire.  The amount of any partial repayment shall be such that the Original Amount as modified pursuant to the last sentence of Paragraph 2.4.1 shall be in accordance with the provisions of Paragraph 2.3.3.

2.5              Drawdowns must be repaid as provided below:

2.5.1          Subject to the provisions of Article 8, all Drawdowns together with interest accrued thereon and any other amounts outstanding hereunder shall be repaid in full no later than the Final Repayment Date.

2.5.2          During each fiscal year of EDL until the Final Repayment Date, all Drawdowns together with interest accrued thereon and any other amounts outstanding hereunder shall be repaid in full no later than the last day of such fiscal year, provided, however, that any Drawdown so repaid may immediately be redrawn.

2.6              The total or partial repayment of a Drawdown by EDL pursuant to the provisions of Paragraph 2.4 shall under no circumstances be construed as a reduction of the Total Commitment.

2.7              Subject to the provisions hereof, additional Drawdowns may be made on any Business Day which EDL elects to be a Drawdown Date.

2.8              No Drawdown shall be made or renewed if it would at any time exceed the Available Unused Amount and no Drawdown shall be made or renewed if it would result in a maturity subsequent to the Final Repayment Date; to this end, the term of certain Drawdowns shall, if necessary, be adjusted by TWDC to make the duration thereof (and of the corresponding Interest Period) terminate on the Final Repayment Date.

Article 3

Interest on Drawdowns

3.1              On each Interest Payment Date, EDL shall pay the interest due on the corresponding Drawdown, calculated at the Interest Rate for the corresponding Interest Period.

3.2              The Interest Rate applicable to each Interest Period shall be determined as follows:

3.2.1          The Interest Rate shall be EURIBOR for a period equal to the relevant Interest Period, two Business Days before the Drawdown Date.

3.2.2          In the event that, on the second Business Day preceding any Drawdown or renewal thereof for which notice has been given pursuant to Paragraph 2.3 or Paragraph 2.4, by reason of circumstances affecting the Euro Interbank market, it is not possible to determine the Interest Rate for such Drawdown as provided in Paragraph 3.2.1, the Interest Rate will be determined on the basis of the rates at which deposits in Euros are offered by the Reference Banks at approximately 11:00 a.m., Paris time, on the day of the contemplated Drawdown or renewal thereof, to prime banks in the Euro Interbank market, for a period equal to the relevant Interest Period commencing on the Drawdown Date and in an amount equal to the minimum Drawdown indicated in Paragraph 2.3.3.

Article 4

Interest - General

4.1              Interest on Drawdowns shall be computed on the basis of the exact number of days elapsed and a year of 360 days.

4.2              If an amount payable to TWDC by EDL pursuant to this Agreement is not paid or repaid on the due date thereof, interest shall accrue, to the fullest extent permitted by applicable law, from such due date until the date of actual payment or repayment at a rate equal in any month to EURIBOR, on the next to last Business Day of the preceding month, plus 1% per annum, automatically and without any further notice or demand.

4.3              Acceptance of overdue interest at any time shall not imply the granting of any extension of the time for payment whatsoever.

Article 5

Payments and Taxes

5.1              All amounts to be paid by EDL to TWDC shall be paid, without set-off or counterclaim, to such account as TWDC may from time to time designate, in Euros, in France or in the United States, under the reference “Euro Disney – 2004 Standby Revolving Credit Facility”.

5.2              All amounts to be paid by TWDC to EDL shall be paid to such account as EDL may from time to time designate, in Euros.

5.3              All payments contemplated by this Agreement shall be made in such manner that the funds concerned are available as of the Drawdown Date or the Payment Date, as the case may be (or any other date on which a payment is to be made in accordance with the terms hereof).

5.4              Any payment of principal or interest not falling on a Business Day shall be postponed to the following Business Day unless the effect of such postponement is to make the day of payment fall in the next calendar month, in which event the day of payment shall be the last Business Day of the current month and allowance shall be made therefor in the computation of interest and the duration of the Interest Period affected shall be adjusted accordingly.

5.5              Pursuant to the provisions of Article 11 of the France–US tax treaty for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital, dated August 31, 1994 (the “Tax Treaty”), interest and other income arising under this Agreement will be exempt from any withholding or deduction for or on account of any taxes, duties, assessments or governmental charges imposed or levied by or on behalf of the French Republic, or any authority in or of the French Republic having the power to tax, provided that TWDC complies with the procedural formalities necessary for EDL to obtain authorisation to make that payment without a tax deduction or withholding in accordance with the provisions of the Tax Treaty.

5.6              If, as a result of any change in, or amendment to, or change in the official application or interpretation of, the laws or regulations of the French Republic (including the Tax Treaty), or any authority therein or thereof, affecting taxation, EDL would become obligated to deduct or withhold any amount from any payment to TWDC provided for hereunder, then the following provisions shall apply:

5.6.1          EDL and TWDC shall use their best efforts in order to cause one or more other facilities to be made available to EDL by one or more third parties and substituted for this Facility, on economic terms similar to the ones of this Facility or such other terms as may be acceptable to both EDL and TWDC.

5.6.2          Unless and until one or more facilities are substituted for this Facility pursuant to Paragraph 5.6.1, EDL shall, unless prevented by law from so doing, pay such additional amounts to TWDC as may be necessary in order that the net payment to TWDC with respect to any Drawdown which is or becomes outstanding at or after the time of the change or amendment of the relevant tax rules after the deduction or withholding shall equal the amount payable hereunder in the absence of such deduction or withholding.  In such case, EDL shall forward to TWDC a copy of the documents evidencing payment to the appropriate governmental authority of any taxes so deducted.  To the extent that TWDC shall have recovered, in whole or in part, whether in the form of tax credits, deductions or other benefits, any amount as a result of the payment of any such taxes, it shall cause to be paid or allowed as a credit to EDL an amount which will leave TWDC (as determined in good faith by TWDC) in the position in which it would have been had no such tax been applicable.

5.6.3          If EDL should be prevented by applicable law from paying the additional amounts referred to in Paragraph 5.6.2, then EDL and TWDC shall in good faith negotiate appropriate amendments to this Agreement in order to ensure that its economic conditions remain acceptable to both parties.

Article 6

Use of proceeds

The Drawdowns shall be used exclusively to cover the working capital requirements of EDL and its current and/or future subsidiaries.

Article 7

Events of Default

7.1              If one or more of the events of default defined below should occur and be continuing, then upon the giving of notice thereof to EDL by registered mail, facsimile or messenger (with appropriate receipt), TWDC may terminate this Agreement and declare the Loan immediately due and payable as to principal, interest, costs and incidental charges, without legal or other formalities.  The following shall constitute events of default:

7.1.1          EDL fails to pay any amount due under this Facility unless the failure to pay is due solely to an administrative or technical error and remedied no later than the fifth Business Day following the due date for payment, provided that any failure to comply with Paragraph 2.5.2 shall not constitute a failure to pay under this Paragraph 7.1.1.

7.1.2          The maturity of any of the Bank Debt is accelerated for any reason whatsoever.

7.1.3          A decree or order by a court having jurisdiction is entered, or law enacted, for the commencement of redressement judiciaire (bankruptcy) proceedings or liquidation of EDL or a conciliateur is appointed pursuant to Article L.611-3 of the French Commercial Code.

7.2              In the event TWDC terminates this Agreement and accelerates the Loan as provided in Paragraph 7.1.2 because of the acceleration of any Bank Debt, TWDC shall be required to waive such termination and acceleration if the Bank Debt lenders waive the acceleration of the Bank Debt within 30 days after the termination of this Agreement.

Article 8

Condition Subsequent

8.1.             The Facility is subject to the condition subsequent that all transactions, documents, contracts and amendments contemplated by the Memorandum of Agreement will have been unconditionally and irrevocably completed, closed and executed and become unconditionally and irrevocably effective no later than March 31, 2005, unless the parties hereto agree otherwise by April 30, 2005.

8.2              In the event that the condition referred to in Paragraph 8.1. is not satisfied, the Facility will terminate on the fifth Business Day following April 30, 2005 (such day being the “Early Termination Date”) and on the Early Termination Date, EDL will repay all outstanding Drawdowns together with accrued interest to the date of repayment and any other amounts outstanding hereunder; provided, however, that, in these circumstances, no repayment of principal, or payment of interest (or other amounts), in respect of Drawdowns shall, up to a principal amount of Drawdowns equal to € 57,700,000 (the “Subordinated Portion of Drawdowns”), be made in the event that, and for as long as, any amounts of whatever nature due and payable under any of the agreements evidencing the Preferential Bank Debt have not been paid on their due date as provided by such agreements.  Under such circumstances and until such amounts have been paid, payment of interest (or other amounts) or repayment of principal contemplated by this Agreement, in respect of the Subordinated Portion of Drawdowns shall be deferred with interest accruing as provided in (i) Paragraph 3.2.1 until the Final Repayment Date and (ii) Paragraph 4.2 thereafter.

Article 9

Miscellaneous

9.1              Any communication, notice, request or demand to be given hereunder shall be given by registered mail, facsimile or messenger, and, unless otherwise specifically provided herein, be deemed to have been duly given when received, addressed, in each case, as follows:

• to EDL:	Euro Disney S.C.A.
F-77777 Marne-la-Vallée
CEDEX 4, France
Attn: Chief Financial Officer

• to TWDC:	The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521, USA

Attn: General Counsel

or to such other address as each party may have notified to the other party.

9.2              This Agreement contains the entire Agreement of the parties with respect to the subject matter hereof and supersedes all oral and prior written statements with respect hereto.  This Agreement may be amended only by an instrument in writing executed by both parties.

9.3              This Agreement and the rights and obligations of the parties hereunder shall be governed by, and interpreted in accordance with, French law. Any disputes arising from this Agreement shall be submitted to the exclusive jurisdiction of the Paris commercial court.

9.4              Non-exercise by TWDC of a right or remedy in whole or in part, or delay in exercise thereof, shall not constitute a waiver of such right or remedy.

9.5              EDL agrees to reimburse TWDC for actual expenses, including legal fees, incurred by it in connection with, the enforcement or the preservation of any rights under this Agreement.

9.6              TWDC expressly consents to the transfer of this Agreement to Euro Disney Associés in the context of the Partnership Structure.

9.7              The headings of the Articles and Paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement.

9.8              For the purposes of Articles L.313-1 et seq., R.313-1 and R.313-2 of the Code de la consommation, the parties acknowledge that by virtue of certain characteristics of the Facility (and in particular the variable interest rate applicable to the Facility and EDL’s right to select the duration of the Interest Period of each Drawdown) the taux effectif global cannot be calculated at the date of this Agreement.  However, EDL acknowledges that it has received from TWDC a letter containing an indicative calculation of the taux effectif global, based on figured examples calculated on assumptions as to the Interest Rate and Interest Period set out in the letter. The parties acknowledge that that letter forms part of this Agreement.

Executed in Paris and in Burbank in two originals on September 30, 2004.

Euro Disney S.C.A.,	The Walt Disney Company
represented by its
Gérant, Euro Disney S.A.S.

by:	by: